SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # 1)

  Sunesis Pharmaceuticals, Inc.

(Name of Issuer)

             Common Stock, par value $0.0001 per share

(Title of Class of Securities)

     867328502___

(CUSIP Number)

Hilary Strain

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

                         (415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

                    October 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see   the Notes).

CUSIP # 867328502 13D 2 of 17 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta BioPharma Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 11,730,302 (a)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 11,730,302 (a)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,730,302 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 26.60% (b)
14.	Type of Reporting Person (See Instructions) PN

(a)

Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over 2,044,750 shares of common stock (“Common Stock”) of Sunesis Pharmaceuticals, Inc. (the “Issuer”),  4,577,280 shares of Common Stock underlying Series A Preferred Stock of the Issuer (“Series A Preferred Stock”) and 5,108,272 shares of Common Stock underlying warrants of the Issuer (“Warrants”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Jean Deleage (“Deleage”),  Farah Champsi (“Champsi”), Edward Hurwitz (“Hurwitz”), and Edward Penhoet (“Penhoet”), directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)

The percentage set forth in row (13) is based on an aggregate of 34,419,176 shares of Common Stock outstanding as of June 30, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, which was filed on July 28, 2009.

CUSIP # 867328502 13D 3 of 17 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 787,764 (c)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 787,764 (c)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 787,764 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.25% (b)
14.	Type of Reporting Person (See Instructions) PN

(c)

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over 137,323 shares of Common Stock, 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants, except that ABMIII, the managing limited partner of ABPIIIKG, Deleage, Champsi, Penhoet, and Hurwitz, directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP # 867328502 13D 4 of 17 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta BioPharma Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 12,518,066 (d)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 12,518,066 (d)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,518,066 (d)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 27.97% (b)
14.	Type of Reporting Person (See Instructions) OO

(d)

ABMIII shares voting and dispositive power over (i) 2,044,750 shares of Common Stock, 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII and (ii) 137,323 shares of Common Stock, 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG.

CUSIP # 867328502 13D 5 of 17 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta Embarcadero BioPharma Partners III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 289,077 (e)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 289,077 (e)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,077 (e)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.83% (b)
14.	Type of Reporting Person (See Instructions) OO

(e)

Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over 50,391 shares of Common Stock, 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants, except that Deleage, Champsi, Penhoet, and Hurwitz, managers of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP # 867328502 13D 6 of 17 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Farah Champsi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 12,807,143 (f)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 12,807,143 (f)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,807,143 (f)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 28.46% (b)
14.	Type of Reporting Person (See Instructions) IN

(f)

Champsi shares voting and dispositive control over (i) 2,044,750 shares of Common Stock, 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 137,323 shares of Common Stock, 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 50,391 shares of Common Stock, 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502 13D 7 of 17 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Jean Deleage
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 12,807,143 (g)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 12,807,143 (g)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,807,143 (g)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 28.46% (b)
14.	Type of Reporting Person (See Instructions) IN

(g)

Deleage shares voting and dispositive control over (i) 2,044,750 shares of Common Stock, 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 137,323 shares of Common Stock, 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 50,391 shares of Common Stock, 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502 13D 8 of 17 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Edward Penhoet
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 12,807,143 (h)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 12,807,143 (h)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,807,143 (h)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 28.46% (b)
14.	Type of Reporting Person (See Instructions) IN

(h)

Penhoet shares voting and dispositive control over (i) 2,044,750 shares of Common Stock, 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 137,323 shares of Common Stock, 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 50,391 shares of Common Stock, 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502 13D 9 of 17 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Edward Hurwitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 12,807,143 (i)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 12,807,143 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,807,143 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 28.46% (b)
14.	Type of Reporting Person (See Instructions) IN

(j)

Hurwitz shares voting and dispositive control over (i) 2,044,750 shares of Common Stock, 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 137,323 shares of Common Stock, 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 50,391 shares of Common Stock, 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502 13D 10 of 17 pages

Introductory Note:

This Amendment No. 1 to Schedule 13D is being filed to amend the initial statement on Schedule 13D relating to the common stock, par value $0.0001 per share, of Sunesis Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission on April 14, 2009 (the “Original Schedule 13D”).  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.

Identity and Background.

Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

This Statement is being filed by (i) Alta BioPharma Partners III, L.P., a Delaware limited partnership (“ABPIII”), (ii) Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, a German limited partnership (“ABPIIIKG”), (iii) Alta BioPharma Management III, LLC, a Delaware limited liability company (“ABMIII”), (iv) Alta Embarcadero BioPharma Partners II, LLC, a California limited liability company (“AEBPIII,” and together with ABPIII and ABPIIIKG, the “Purchasers”), and (v) Farah Champsi, Jean Deleage, Edward Penhoet, and Edward Hurwitz (collectively referred to as the “Directors”), the directors of ABMIII and the managers of AEBPIII.  ABPIII, ABPIIIKG, ABMIII, AEBPIII and the Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

On March 24, 2006, ABPIII was issued 1,769,975 shares of Common Stock and warrants to purchase 530,992 shares of Common Stock, ABPIIIKG was issued 118,870 shares of Common Stock and warrants to purchase 35,661 shares of Common Stock, and AEBPIII was issued 43,619 shares of Common Stock and warrants to purchase 13,086 shares of Common Stock pursuant to that certain Common Stock and Warrant Purchase Agreement dated March 17, 2006.  The aggregate purchase price of these securities was $12,073,069. ABPIII, ABPIIIKG, and AEBPIII received the funds used to purchase these securities from capital contributions made to ABPIII, ABPIIIKG, and AEBPIII by its partners and members for investment purposes.

On May 30, 2007, ABPIII acquired an additional 274,775 shares of Common Stock, ABPIIIKG acquired an additional 18,453 shares of Common Stock, and AEBPIII acquired an additional 6,772 shares of Common Stock. The aggregate purchase price of these securities was $1,329,000. ABPIII, ABPIIIKG, and AEBPIII received the funds used to purchase these securities from capital contributions made to ABPIII, ABPIIIKG, and AEBPII by its partners and members for investment purposes.

Pursuant to the terms of that certain Securities Purchase Agreement, dated March 31, 2009 (the “Purchase Agreement”), by and among the Issuer, the Purchasers and the other investors that are parties thereto (together with the Purchasers, the “Investors”), ABPIII, ABPIIIKG and AEBPIII purchased units consisting of an aggregate of (i) 333,165 shares (the “Shares”) of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and (ii) warrants to purchase 3,331,650 shares of Common Stock (the “Warrants” and, together with the Shares, the “Securities”), on April 3, 2009 (the “First Unit Closing”) for a total purchase price of  $1,149,425.  Each share of Series A Preferred Stock is initially convertible into 10 shares of Common Stock, subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like, and may be converted into Common Stock in the manner described under the heading titled “Certificate of Designation” in Item 6 below.  The Warrants are exercisable at any time prior to April 3, 2016 at an exercise price of $0.22 per share, provided that stockholder approval must be obtained before any Investor can exercise Warrants that would result in such Investor beneficially owning in excess of 19.99% of the Issuer’s issued and outstanding voting capital stock.

CUSIP # 867328502 13D 11 of 17 pages

On October 27, 2009, the Issuer and the Investors entered into the Second Agreement regarding Private Placement of Securities (the “Amendment Agreement”) to amend certain terms of the Purchase Agreement and the Investor Rights Agreement (as defined below).  On October 30, 2009, pursuant to the Purchase Agreement, as amended, ABPIII, ABPIIIKG, and AEBPIII purchased units consisting of an aggregate of (i) 166,582 shares of Series A Preferred Stock and (ii) 1,665,820 shares of Common Stock, for an aggregate purchase price of $574,713 (the “Second Closing”). The Warrants are exercisable at any time prior to October 30, 2016 at an exercise price of $0.22 per share.

ABPIII, ABPIIIKG, and AEBPIII received the funds used to purchase these securities from capital contributions made to ABPIII, ABPIIIKG, and AEBPII by its partners and members for investment purposes.

Item 5.

Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Schedule 13D is hereby amended and restated in their entirety to read as follows:

(a)

As of October 30, 2009, ABPIII, ABPIIIKG, AEBPIII, ABMIII, and each of the  Directors beneficially owned 12,807,143 shares of the Issuer’s Common Stock, representing 28.46% of the Issuer’s outstanding Common Stock.  This percentage is based on 34,419,176 shares of the Issuer’s Common Stock outstanding as of June 30, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, which was filed on July 28, 2009.

(b)

ABPIII has sole voting and dispositive control over 2,044,750 shares of Common Stock, 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants, ABPIIIKG has sole voting and dispositive control over 137,323 shares of Common Stock, 307,390 Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants, and AEBPIII has sole voting and dispositive control over 50,391 shares of Common Stock, 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants.  ABMIII, as a general partner of ABPIII and managing limited partner of ABPIIIKG, may be deemed to have the power to direct the voting and disposition of the 11,730,302 shares held directly by ABPIII and 787,764 shares held directly by ABPIIIKG. By virtue of its relationships with ABPIII, ABPIIIKG, and AEBPIII, ABPMIII may be deemed to share the power to direct the disposition and vote of the 12,807,143 shares of Common Stock held directly by the ABPIII, ABPIIIKG and AEBPIII. By virtue of their positions as directors of ABMIII and managers of AEBPIII, each Director may be deemed to share the power to direct the disposition and vote of the 11,730,302 shares held directly by ABPIII, the 787,764 shares held directly by ABPIIIKG and the 289,077 shares held directly by AEBPIII. The Directors disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

CUSIP # 867328502 13D 12 of 17 pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D remains in full force and effect except as expressly amended as follows:

Securities Purchase Agreement Dated March 31, 2009

The Purchase Agreement, as amended by the Amendment Agreement, provides for the sale of an additional tranche of securities to the Investors.  Subject to the approval of the Issuer’s stockholders, the Issuer may sell $28.5 million of Common Stock in the common equity closing (the “Common Equity Closing”). The Common Equity Closing may be completed at the Issuer’s election prior to the earlier of December 31, 2010 and a qualifying alternative common stock financing, or upon the election of the Investors holding of a majority of the Series A Preferred Stock issued pursuant to the Purchase Agreement prior to a date determined with reference to the Issuer’s cash balance dropping below $2.5 million at certain future dates.  If the Issuer elects to hold the Common Equity Closing, it will be subject to the approval of the Investors holding a majority of the Series A Preferred Stock issued pursuant to the Purchase Agreement and subject to a condition that the Issuer sells at least $28.5 million of Common Stock in the Common Equity Closing.  If the Common Equity Closing is to take place, the Purchasers may elect to purchase an aggregate of 11,912,224 shares of Common Stock, for an aggregate purchase price of $3,275,862.

Copies of the Purchase Agreement and the Amendment Agreement are filed as Exhibit B and Exhibit I hereto, respectively, and are incorporated by reference herein.

Investor Rights Agreement

The Issuer and the Investors entered into an Investor Rights Agreement, dated April 3, 2009, as amended by the Amendment Agreement (the “Investor Rights Agreement”).  Pursuant to the Investor Rights Agreement, the Issuer has agreed to register the resale of the shares of Common Stock (i) issued or issuable upon conversion of the Shares, (ii) issued or issuable upon exercise of the Warrants and (iii) issued in connection with the Common Equity Closing (collectively, the “Registrable Securities”).  The Issuer will file a registration statement (the “Initial Registration Statement”) on Form S-3 to register the resale of the Registrable Securities (i) within forty-five calendar days following the consummation of (A) the Common Equity Closing or (B) a qualifying alternative common stock financing, (ii) within sixty calendar days following delivery of notice that the Investors will not participate in the Common Equity Closing  (the “Non-Participation Notice”) or (iii) by the earlier of March 31, 2011 or five business days following the filing of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, in the event that the Common Equity Closing or a qualifying alternative common stock financing has not been consummated and a Non-Participation Notice has not been delivered on or prior to December 31, 2010.  If the Issuer is not permitted to include all Registrable Securities in such registration as a result of Rule 415, it will file amendments and/or additional registration statements covering the maximum number of Registrable Securities.  The Issuer will use its commercially reasonable best efforts to cause each registration statement to become effective within ninety days of filing, unless reviewed.  The Issuer will also use its commercially reasonable best efforts to keep the registration statement effective until all shares cease to be Registrable Securities.

CUSIP # 867328502 13D 13 of 17 pages

The Issuer will file a registration statement with respect to the Registrable Securities for an underwritten offering upon the written request of the holders of at least a majority of the Registrable Securities, provided that (i) the Issuer is not permitted to include all Registrable Securities in the Initial Registration Statement, (ii) the per share fair market value of the Common Stock has been at least $0.66 for a period of thirty trading days with an average daily trading volume during such period of at least 200,000 shares (subject to adjustment for any stock dividends, combinations, splits and recapitalizations) and (iii) the aggregate offering price is at least $10,000,000.  The Issuer may decline or postpone the filing of such registration statement under certain circumstances described in the Investor Rights Agreement.  The Issuer has agreed to indemnify the Purchasers and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registration statements.

Pursuant to the Investor Rights Agreement, for so long as at least 250,000 shares of Series A Preferred Stock remain outstanding, the Investors have certain rights of first refusal with respect to future issuances of the Issuer’s securities, including as part of a future equity financing, subject to customary exclusions.

Pursuant to the Investor Rights Agreement, upon the First Unit Closing, the size of the Issuer’s board of directors was set at eight members, and the Investors holding a majority of the Series A Preferred Stock are entitled to designate, and the Issuer is required to nominate, three members to the Issuer’s board of directors.  Alta BioPharma Partners III, L.P. (“Alta”), Bay City Capital L.P. (“Bay City Capital”) and New Enterprise Associates (“NEA”), together with their respective affiliates, each have the right to designate one such investor designee.  On January 1, 2010, or such later as determined by the Investors holding a majority of the Series A Preferred Stock, the size of the Issuer’s board of directors will be increased to nine members, and the Investors holding a majority of the Series A Preferred Stock will be entitled to designate, and the Issuer will be required to nominate, five members to the Issuer’s board of directors.  Alta, Bay City Capital, NEA and Nextech Ventures, together with their respective affiliates, will each have the right to designate one such investor designee.

Copies of the Investor Rights Agreement and the Amendment Agreement are filed as Exhibits C and Exhibit I hereto, respectively, and are incorporated by reference herein.

Certificate of Designation

The rights and privileges of the Shares are contained in the Certificate of Designation of the Series A Preferred Stock of Sunesis Pharmaceuticals, Inc.(the “Certificate of Designation”), as amended by the Certificate of Amendment to the Certificate of Designation (the “Certificate of Amendment”) .  The Series A Preferred Stock is convertible at the election of the Purchasers at any time after the earlier to occur of (i) one day following the closing of a qualifying alternative common stock financing  or (ii) January 24, 2011.  The Shares are convertible into that number of shares of Common Stock determined by dividing the initial issuance price for the Series A Preferred Stock, equal to $2.20 per share (the “Original Series A Issue Price”), by the conversion price, which is initially set at $0.22 per share.  The conversion price is subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like.

All outstanding shares of Series A Preferred Stock would be automatically converted into shares of Common Stock upon the earlier to occur of: (i) the affirmative election of the holders of at least a majority of the outstanding shares of the Series A Preferred Stock; (ii) the date, following the closing of a qualifying alternative common stock financing, on which the closing bid price for Common Stock has been equal to or at least $0.66 per share for a period of thirty trading days with an average trading volume during such period of at least 200,000 shares (subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like); or (iii) the date of the Common Equity Closing.  If the Common Equity Closing occurs, and a holder of Series A Preferred Stock fails to purchase all or a portion of its pro rata amount of the shares of Common Stock required to be purchased by such holder at the Common Equity Closing, then a portion of such holder’s shares of Series A Preferred Stock determined in accordance with the Certificate of Designation, as amended by the Certificate of Amendment, will be automatically converted into shares of

CUSIP # 867328502 13D 14 of 17 pages

Common Stock on a one for one basis, subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like.

In the event of a liquidation, dissolution or winding up of the Issuer, each holder of Series A Preferred Stock is entitled to receive, prior to any distribution to the holders of Common Stock, an amount per share of Series A Preferred Stock equal to $10.35, plus all declared and unpaid dividends, subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like.

Each holder of Series A Preferred Stock is entitled to participate, when, as and if declared by the Issuer’s board of directors, on an as-converted basis with respect to any dividends payable to the holders of Common Stock.

The holders of the Series A Preferred Stock have the right to vote on any matter submitted to a vote of the holders of Common Stock and are entitled to that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Series A Preferred Stock.  For so long as at least 250,000 shares of Series A Preferred Stock are outstanding, an affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock is required for the Issuer to effect: (i) any sale, merger or reorganization of the Issuer or a sale, exclusive license or exclusive partnering (in either case, on a worldwide or regional basis) of a majority or more of the assets of the Issuer; (ii) any declaration or payment of dividends on the Issuer’s capital stock; (iii) any distribution of cash, securities or other Issuer property to any of its security holders (other than in ordinary course consistent with past practice); (iv) any redemption of securities of the Issuer; (v) any amendment of the Issuer’s certificate of incorporation or bylaws; (vi) any voluntary liquidation, dissolution or winding up of the Issuer; (vii) any creation or authorization of a new class or series of shares having rights and privileges senior to or on parity with the Series A Preferred Stock; (viii) any issuance of Common Stock, unless certain conditions are met; (ix) any issuance of shares of capital stock of the Issuer, unless certain conditions are met, incurrence of indebtedness or grant of any security interest in the Issuer (or any subsidiary thereof) or their respective assets; (x) any increase or decrease in the authorized number of shares of the Series A Preferred Stock; or (xi) any amendment of the rights and privileges of the Series A Preferred Stock.

Copies of the Certificate of Designation and the Certificate of Amendment are filed as Exhibit D and Exhibit J hereto, respectively, and are incorporated by reference herein.

Warrants

The Warrants permit the holder to purchase shares of Common Stock at an exercise price of $0.22 per share during the exercise period, which expires seven (7) years from the date of issuance. Payment of the exercise price may be made in cash, or, subject to certain exceptions, by net exercise. The exercise price and the number of shares issuable upon exercise of the Warrants is subject to adjustment for any stock dividends, combinations, stock splits, and the like. Stockholder approval must be obtained before any Investor can exercise Warrants that would  result in such Investor beneficially owning in excess of 19.99% of the Issuer’s issued and outstanding voting capital stock..

A copy of the Form of Warrant is filed as Exhibit E hereto and is incorporated by reference herein.

CUSIP # 867328502 13D 15 of 17 pages

Item 7.

Material to be Filed as Exhibits.

Exhibit A:

Joint Filing Statement.

Exhibit B:

Securities Purchase Agreement, dated March 31, 2009, by and among Sunesis Pharmaceuticals, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009).

Exhibit C:

Investor Rights Agreement, dated April 3, 2009, by and among Sunesis Pharmaceuticals, Inc and the parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009).

Exhibit D:

Certificate of Designation of the Series A Preferred Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009).

Exhibit E:

Form of Warrant to Purchase Common Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009).

Exhibit I:

Second Agreement Regarding Private Placement of Securities of Sunesis Pharmaceuticals, Inc. dated October 27, 2009, by and among Sunesis Pharmaceuticals, Inc and the parties thereto (incorporated by reference to Exhibit 10.66 to the Issuer’s Current Report on Form 8-K filed on November 2, 2009).

Exhibit J:

Certificate of Amendment to the Certificate of Designation of the Series A Preferred Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed on November 2, 2009).

CUSIP # 867328502 13D 16 of 17 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 6, 2009

ALTA BIOPHARMA PARTNERS III, L.P.

ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:              /s/ Jean Deleage

By:              /s/ Jean Deleage

   Jean Deleage, Director

   Jean Deleage, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

By:              /s/ Jean Deleage

                Jean Deleage, Manager

ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:              /s/ Jean Deleage

                Jean Deleage, Director

              /s/ Jean Deleage

                  /s/ Farah Champsi

        Jean Deleage

        Farah Champsi

                  /s/ Edward Hurwitz

                  /s/ Edward Penhoet

         Edward Hurwitz

        Edward Penhoet

CUSIP # 867328502 13D 17 of 17 pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: November 6, 2009

ALTA BIOPHARMA PARTNERS III, L.P.

ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:              /s/ Jean Deleage

By:              /s/ Jean Deleage

   Jean Deleage, Director

   Jean Deleage, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

By:              /s/ Jean Deleage

                Jean Deleage, Manager

ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:              /s/ Jean Deleage

                Jean Deleage, Director

              /s/ Jean Deleage

                  /s/ Farah Champsi

        Jean Deleage

        Farah Champsi

                  /s/ Edward Hurwitz

                  /s/ Edward Penhoet

         Edward Hurwitz

        Edward Penhoet